Exhibit 99(h)(6)

FEE AGREEMENT

This Agreement by and between Sentinel Asset Management, Inc., a Vermont corporation located at One National Life Drive, Montpelier, VT 05604, and its affiliates (“Sentinel”) and Sentinel Group Funds, Inc., a Maryland corporation, located at One National Life Drive, Montpelier, VT 05604, on behalf of the Sentinel Responsible Investing (SRI) Core Opportunities Fund (“Fund”) is dated as of ____________, 2008.

WHEREAS, in connection with the reorganization of certain Ctiziens Funds with and into the Sentinel Responsible Investing (SRI) Core Opportunities Fund, a series of Sentinel Group Funds, Inc. (“Reorganization”), Sentinel has agreed to waive fees and reimburse expense as described below.

NOW THEREFORE, for good and valuable consideration, Sentinel and the Fund agree as follows:

1.             Sentinel shall waive fees and/or reimburse expenses so that the total annual expenses of the Class I shares of the Fund shall not exceed 0.79% for a period of one year beginning on the date of the Reorganization.

2.             The other shares classes of the Fund shall also benefit from this Agreement to the extent Sentinel waives its advisory fees to meet its commitment under this Agreement.

3.             This Agreement may not be terminated prior to the end of the period set forth in paragraph one and Sentinel shall not be eligible to recoup any fees waived or expenses reimbursed under this Agreement.

The parties have executed this Amendment to the Agreement effective as of the date first set forth above.

SENTINEL GROUP FUNDS, INC.	SENTINEL ASSET MANAGEMENT, INC.

Christian W. Thwaites	Christian W. Thwaites
President & CEO	President & CEO